Exhibit 5.1

Pillsbury Winthrop Shaw Pittman LLP

2300 N Street, NW | Washington, DC 20037-1122 | tel 202.663.8000 | fax 202.663.8007

February 23, 2012

National Retail Properties, Inc.

450 South Orange Avenue

Orlando, FL 32801

Ladies and Gentlemen:

We are acting as counsel for National Retail Properties, Inc., a Maryland corporation (the “Company”), in connection with the issuance and sale of 11,500,000 depositary shares (the “Depositary Shares”), each representing a 1/100th interest in a share of the Company’s 6.625% Series D Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”), of the Company, all of which are authorized but heretofore unissued shares to be offered and sold by the Company, in accordance with the terms of the Underwriting Agreement dated February 15, 2012 (the “Underwriting Agreement”) between the Company and the several underwriters named therein and of the Deposit Agreement dated February 23, 2012 (the “Deposit Agreement”) by and among the Company, American Stock Transfer & Trust Company, LLC and the holders from time to time of the depositary receipts issued thereunder. The Depositary Shares and Series D Preferred Stock will be offered and sold by the Company pursuant to the Registration Statement on Form S-3 (Registration No. 333-157583) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Act”), and related prospectus, dated February 27, 2009, as supplemented by the prospectus supplement dated February 15, 2012 relating to the offer and sale of the Depositary Shares (as so supplemented, the “Prospectus”).

We have reviewed and are familiar with such documents, corporate proceedings and other matters as we have considered relevant or necessary as a basis for the opinions in this letter. Based on the foregoing, we are of the opinion that the Series D Preferred Stock and the Depositary Shares, when issued and delivered by the Company in accordance with the terms of the Underwriting Agreement and the Deposit Agreement, upon receipt of consideration for the Depositary Shares in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and nonassessable.

The opinions set forth in this letter are limited to the Maryland General Corporation Law, as in effect on the date hereof, and we express no opinion as to the law of any other jurisdiction. We have no responsibility or obligation to update this letter or to take into account changes in law, facts or any other developments of which we may later become aware.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Company’s Current Report on Form 8-K filed by the Company with the Commission on the date hereof and the incorporation thereof in the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ PILLSBURY WINTHROP SHAW PITTMAN LLP